Extraordinary General Meeting of Shareholders of Medigus Ltd.

Date: February 11, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Agenda:

	For	Against	Abstain
1. To approve an amendment to the amended and restated articles of association of the Company, as detailed in the Proxy Statement, dated January 14, 2021.	☐	☐	☐
2. To approve the amendments to the Company's compensation policy for executives and directors, as detailed in the Proxy Statement, dated January 14, 2021.	☐	☐	☐

	Yes	No
2a. Are you a controlling shareholder or have personal interest with respect to Proposal No. 2? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here — Please Date Above

Please Sign Here — Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of Medigus Ltd. to be Held on February 11, 2021 for Holders as of January 19, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on February 8, 2021

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Medigus Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on February 8, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of **Medigus Ltd.** (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 19, 2021** at the Company's **Extraordinary General Meeting of Shareholders**, to be held on **February 11, 2021** at **5:00 p.m. local time (10:00 a.m. E.T.)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, on the matters specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**
3. **If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposals No. 2.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. Box 8016
CARY, NC 27512-9903